

June 1, 2015

Via E-mail
Andrew J. Norstrud
Chief Financial Officer
General Employment Enterprises, Inc.
184 Shuman Boulevard, Suite 420
Naperville, IL 60563

> **Re:** **General Employment Enterprises, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 12, 2015**
> **File No. 333-204080**

Dear Mr. Norstrud:

We have limited our review of your registration statement to the issue we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1.   General Instruction I.A.3(b) of Form S-3 requires that a registrant file in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement. We note that the Form 8-K filed on October 10, 2014, does not appear to have been timely filed, given that the relevant event date was October 3, 2014. Accordingly, it does not appear that you have satisfied the eligibility requirement set forth in General Instruction I.A.3(b) of Form S-3. Please explain to us why you believe you are eligible to use this form. Alternatively, please amend your registration statement on an appropriate form.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Senior Counsel

cc: Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP